JABIL CIRCUIT, INC.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716
March 30, 2011

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Jabil Circuit, Inc. Form 10-K for the Fiscal Year Ended August 31, 2010 Form 10-Q for the Quarterly Period Ended November 30, 2010 Form 8-K filed December 20, 2010 File No. 001-14063
Dear Mr. Gilmore:
     On behalf of Jabil Circuit, Inc. (“Jabil”), I am writing in response to the comments set forth in your letter dated March 17, 2011 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), each of the Staff’s comments is repeated below, along with Jabil’s response to each comment set forth immediately following the comment.
Comment 1
Form 10-K for the Fiscal Year Ended August 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 55
1.	We note that the nearly $1 billion increase in inventory was due to “the ramp up of inventory levels to support new business wins, as well as raw material shortages due to a constrained materials environment which has caused material component lead times to be extended.” In light of the risk of obsolescence, please tell us how you considered disclosing the amount of excess inventory carried due to raw material component shortages.

Securities and Exchange Commission
March 30, 2011

Response to Comment 1
     Jabil has considered the amount of additional inventory it has carried due to raw material component shortages as part of its normal and routine review of excess and obsolete inventory. However, at the end of Jabil’s fiscal year 2010, Jabil did not believe that circumstances existed which indicated that there was a material risk of obsolescence. Pursuant to the arrangements (consisting of contracts, statements of work, purchase orders, etc) with its customer base, Jabil orders raw materials based on its customers’ forecasted production requirements as stipulated to Jabil by its customers (the customer is responsible for the design and product specification of such components). In the event that actual production demand varies from the original forecast and Jabil is left with additional raw materials that were purchased on non-cancellable and non-returnable terms from its supply base, the customer, in most instances, is contractually obligated to purchase such additional inventory at pricing levels established within the applicable customer arrangement. This was the case at the end of Jabil’s fiscal year 2010, even though Jabil has additional inventory due to raw material component shortages. Accordingly, Jabil believes that its inventory disclosures were sufficient for its particular circumstances.
2.	We note from disclosure on page 85 that your foreign subsidiaries have approximately $800 million of undistributed earnings which you intend to reinvest indefinitely. To the extent that cash held by your foreign subsidiaries is not available to fund domestic operations due to income tax consequences of repatriation, please tell us how you considered disclosing the amount of such cash. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.
Response to Comment 2
     Jabil has considered disclosing the amount of cash held by its foreign subsidiaries that is not available to fund domestic operations due to income tax consequences of repatriation. Jabil has specifically considered the provisions of Item 303(a) (1) of Regulation S-K and the guidance contained in Section IV of SEC Release No. 33-8350. Of the estimated $800 million in undistributed earnings at August 31, 2010, most of such earnings have already been reinvested to support working capital needs, capital expenditures and acquisitions of its foreign operations (predominately in emerging markets in China and Southeast Asia), with the remaining cash earmarked for near-term expansion plans in such foreign jurisdictions as well. Jabil has continued to reinvest the profits from its foreign operations abroad as its growth remains predominately outside of the United States. Accordingly, these undistributed earnings are not considered a main source of liquidity for funding Jabil’s operations in the United States. In addition, Jabil’s operations in the United States collectively generally provide sufficient liquidity through its own earnings. However, if near-term liquidity issues beyond our expectations were to arise, Jabil has the ability to access funds through the utilization of its $1.0 billion revolving credit facility that expires on December 7, 2015. If at a future date, Jabil needs or chooses to repatriate a significant amount of funds to the US from its foreign operations, the income tax consequences of repatriation would be one of several factors that would impact Jabil’s decision-making process.

Securities and Exchange Commission
March 30, 2011

Consolidated Financial Statements
Consolidated Statements of Operations, page 73
3.     We note that you derive revenue from product sales as well as from aftermarket and design services. Please tell us how your presentation complies with Rule 5-03 of Regulation S-X. As part of your response, please quantify the amount of service revenue and related costs included in the net revenue line item for all periods presented.
Response to Comment 3
     In preparing its Consolidated Statements of Operations, Jabil considered the presentation requirements of Rule 5-03 of Regulation S-X. Rule 5-03 of Regulation S-X in effect requires that net revenues be separately stated into the following subcaptions: (a) net sales of tangible products; (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues. Jabil is an electronic manufacturing services and solutions company that provides comprehensive electronic design, production and product management services to its customers. Accordingly, Jabil derives substantially all of its revenues from several types and levels of services that it offers its customer base. Such service offerings, include but are not limited to, comprehensive electronic design services, manufacturing and product management services and after-market services. (In addition, while not relevant in light of the foregoing, we also note that after-market and design services accounted for approximately 6%, 6% and 5% of total net revenues for the fiscal years ended August 31, 2010, 2009 and 2008, respectively, a level that is below the Rule 5-03(b) threshold of 10% for separately stating a class of revenue). In view of the above, Jabil believes that its presentation and disclosure of its net revenues is in compliance with Rule 5-03 of Regulation S-X.
Notes to Consolidated Financial Statements
Note 14. Loss on Disposal of Subsidiaries
b. French and Italian Subsidiaries, page 115
4.     We note from the February 21, 2011 news release posted on your website that you have reacquired the previously divested operations in France and Italy and that you expect to take a one-time charge of $25 million to $40 million. Please describe the significant terms of the repurchase including the consideration you will transfer and assets you will acquire. Please tell us more about the circumstances surrounding the original divestiture, the subsequent reacquisition and the nature of the one-time charge. Tell us what you have acquired (i.e. assets or a business) and tell us how you will account for the subsequent reacquisition. Refer to any authoritative guidance you relied upon when determining your accounting. As part of your response, please tell us how you considered disclosing this information to investors on Form 8-K. In this regard, please specifically address whether the transaction entails a material acquisition or asset impairment.
Response to Comment 4
     On July 16, 2010, in order to implement a strategic decision to divest of its remaining operations in certain geographical areas in Western Europe, Jabil sold 100% of its ownership interests in its operations in France and Italy to an unrelated third-party. In connection with this transaction, Jabil provided a $25 million working capital loan to the divested entities that was repayable over

Securities and Exchange Commission
March 30, 2011

approximately 44 months dependent on the achievement of certain specified quarterly revenue targets by the disposed operations. Consequently, at the time of disposition, Jabil deconsolidated both the French and Italian subsidiaries as it ceased to have a controlling financial interest in those operations (1). As a result of this transaction, Jabil recorded a loss on disposition of approximately $8.9 million in the fourth quarter of fiscal year 2010, which included transaction costs of $1.7 million and a charge of $6.5 million in order to record the working capital loan at its fair value.
     On February 21, 2011, Jabil consummated a transaction that resulted in it acquiring the entities owning its former operations in both France and Italy for $500,000 and certain mutual conditional releases. Those entities were facing imminent judicial insolvency and other proceedings as a result of multiple breaches by the acquirer of those operations. Those breaches caused the divested entities to experience significant liquidity challenges and included: the acquirer using the working capital loan proceeds for purposes other than the working capital needs of the divested entities; failing to provide required information regarding the use of such funds; and failing to cause certain required payments to be made to Jabil. Consummating the transaction served to preserve Jabil’s relationship with certain global customers that Jabil continued to serve outside of its former French and Italian operations and jobs of former employees. Upon consummation of that transaction, Jabil took control of the operations. Given that such operations contain inputs (i.e. customer base, tangible fixed assets and employees) that when combined with their existing operational and management processes are capable of producing outputs, Jabil determined that it has acquired a business. Accordingly, Jabil is accounting for the transaction under the acquisition-method of accounting pursuant to ASC 805 “Business Combinations.” As per ASC 805, Jabil will measure the identifiable assets acquired and liabilities assumed at their respective acquisition-date fair values with goodwill, if any, measured as the excess of the aggregate consideration transferred over the acquisition-date fair value of the net identifiable assets acquired and liabilities assumed.
     In connection with this transaction, Jabil evaluated the relationships that existed as of the acquisition date with both the former purchaser as well as with the operations being acquired (2). As a result, Jabil will record a charge of approximately $37.6 million, in its second fiscal quarter ended February 28, 2011, in order to reduce the remaining carrying amount of the $25 million working capital loan it made as part of the original divestiture as well as to adjust certain other receivables Jabil had with the original acquirer and the entities acquired to their respective fair values immediately preceding the acquisition date.
     To disclose this transaction, a press release was issued on February 21, 2011, the date Jabil acquired the relevant entities. Jabil considered whether it was required to disclose such information to investors as a material acquisition on Form 8-K under Item 2.01; however, Jabil determined that the transaction did not meet the disclosure requirements under Item 2.01 because the acquisition did not involve a significant amount of assets based upon the following:
i.)	the amount of consideration paid for these assets was less than 10% of Jabil’s total consolidated assets; and

ii.)	the acquisition did not meet the definition of a “significant subsidiary” as defined in Rule 11-01(b) and Rule 1-02(w) of Regulation S-X as (a) the acquired subsidiaries’ total assets did not exceed 20% of Jabil’s total consolidated assets as of its most recently completed fiscal year-end and (b) the income from continuing operations before income taxes, extraordinary items and cumulative effect of change in accounting principle of the acquired subsidiaries did not exceed 20% of such income of Jabil’s consolidated results for its most recently completed fiscal year.

Securities and Exchange Commission
March 30, 2011

Jabil also considered whether it was required to disclose such information to investors as an asset impairment on Form 8-K under Item 2.06; however, Jabil determined that it did not meet the disclosure requirements under Item 2.06 because neither Jabil’s board of directors nor a committee of its board of directors concluded that, as a result of the transaction, a material charge for impairment to one or more of its assets, including, without limitation, impairments of securities or goodwill, was required under generally accepted accounting principles.
(1)	As per ASC 810-40-4 “A parent shall deconsolidate a subsidiary or derecognize a group of assets specified in the preceding paragraph as of the date the parent ceases to have a controlling financial interest in that subsidiary or group of assets.”

(2)	As per ASC 805-10-55-20 “The acquirer and acquiree may have a preexisting relationship or other arrangement before negotiations for the business combination began, or they may enter into an arrangement during the negotiations that is separate from the business combination. In either situation, the acquirer shall identify any amounts that are not part of what the acquirer and the acquiree (or its former owners) exchanged in the business combination, that is, amounts that are not part of the exchange for the acquiree. The acquirer shall recognize as part of applying the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in exchange for the acquiree.”
Form 10-Q for the Quarterly Period Ended November 30, 2010
Note 8. Trade Accounts Receivable Securitization and Sale Programs
a. Asset-Backed Securitization Program, page 16
5.     We note that you continue to service the receivables sold in your asset-backed securitization program. Please tell us how you considered these servicing responsibilities when determining whether you have continuing involvement in the transferred receivables. Please see ASC 860-10-05-4 and ASC 860-10-40-4.
Response to Comment 5
     Jabil considered its continuing involvement through its servicing requirements associated with its North American Asset-Backed Securitization program, including ASC 860-10-05-4 and ASC 860-10-40-4. As servicer, Jabil is specifically responsible for carrying out the normal servicing activities, which consist of administration and collection of the sold trade accounts receivable. Given the homogenous, short term nature of the trade accounts receivable, the servicing activities are routine, not complex and do not involve significant judgment or expertise. Jabil’s continuing involvement was analyzed under the foregoing accounting guidance at the time the program was established and it was determined that such involvement resulted in Jabil having a fiduciary responsibility to service such receivables but did not result in Jabil retaining “control” of the transferred financial assets. Upon sale of 100% of the eligible trade accounts receivable to the conduits, the transferred receivables are isolated from Jabil and its affiliates. Effective control passes to the conduits, which have the unilateral right to pledge or sell the accounts receivable as they deem fit.

Form 8-K filed December 20, 2010
Exhibit 99.1
Securities and Exchange Commission
March 30, 2011

6.     We note your presentation of the non-GAAP measure “core return on invested capital.” Please tell us how you considered disclosing the most directly comparable GAAP measure and a reconciliation from the GAAP to non-GAAP measure. See Regulation G and Item 10(e)(1)(i) of Regulation S-K.
Response to Comment 6
     To provide investors with an additional method for assessing our operational performance, we have disclosed certain financial measures to reflect what we believe are our “core” manufacturing operations. For example, for many years we have disclosed “core” operating income, earnings and earnings per share accompanied by an express reconciliation of those core measures to their corresponding GAAP measure counterparts. We also have included additional “core” measures (such as the “core” return on invested capital measure you note), which are generally GAAP derived measures calculated using our ”core” earnings as opposed to our GAAP earnings (which “core” earnings, as mentioned, are expressly reconciled to our GAAP earnings). As you may note, in our most recent earnings release (furnished as Exhibit 99.1 to our Current Report on Form 8-K filed on March 22, 2011) we added an express calculation of core return on invested capital that reconciles its non-GAAP elements to their GAAP counterparts. We anticipate continuing to provide such a reconciliation calculation in future presentations containing “core” return on invested capital.
* * *
     Jabil acknowledges the following:
•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Jabil believes that the foregoing responds fully to each of the questions in the Staff’s March 17, 2011 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted, JABIL CIRCUIT, INC.
By:	/s/ Forbes I.J. Alexander
Forbes I.J. Alexander
Chief Financial Officer

Securities and Exchange Commission
March 30, 2011

cc:	Robert L. Paver, General Counsel, Jabil Circuit, Inc. Chester E. Bacheller, Esq., Holland & Knight LLP James R. Estes, Partner, Ernst & Young LLP Warren G. Carson, Partner, KPMG LLP